UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Euroseas Ltd. (the “Company”) is announcing that is has set March 7, 2025 as the record date and March 17, 2025 as the distribution date for its previously announced spin-off of Euroholdings Ltd. (the “Spin-off”). Additional information about the Spin-off may be found in the Company’s press release dated January 3, 2025.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268708) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2022 and the Company’s Registration Statement on Form F-3 (File No. 333-269066) filed with the Commission on December 29, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: February 25, 2025	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President